FOR IMMEDIATE RELEASE

Contact: Larry Dennedy
         MacKenzie Partners, Inc.
         (212-929-5239)



               ALLIANCE STANDARD II OFFERORS ANNOUNCE EXTENSION OF
            TENDER OFFER FOR SUBORDINATED NOTES OF AMERICAN CAPITAL,
                          COMMON STOCK OF TRANSCAPITAL



     New York, New York, February 9, 1998 -- Alliance Standard II L.L.C. and Alliance Standard II Corp. announced today that they have extended the expiration date of their tender offer for the 8.40% Subordinated Notes of American Capital Corporation and common stock of TransCapital Financial Corporation to midnight on Tuesday, February 17, 1998.

     The offer price for the Notes will remain at $100 flat per $1,000 principal amount of Notes, and the tender offerors are paying soliciting dealers' fees of $2.00 per $1,000 principal amount of Notes. The offer price for the TransCapital common stock will remain at $1.00 per share, and the tender offerors are paying soliciting dealers' fees of $0.10 per share. As of the close of business on February 6, 1998, tenders of American Capital notes aggregated approximately $13,365,000 principal amount, and tenders of TransCapital common stock aggregated approximately 96,279 shares.

     The offerors also announced that they had recently responded to comments received from the U.S. Securities and Exchange Commission on the offer to purchase and are making a routine distribution to American Capital noteholders and TransCapital shareholders of an amended supplement to the offer to purchase.

     MacKenzie Partners, Inc., is acting as Information Agent for the offer and may be contacted at 800-322-2885. Questions and requests for assistance or for copies of the Offer to Purchase (including the amended supplement) and the related letters of transmittal and other tender offer documents may be directed to the Information Agent, and copies will be furnished free of charge.

                                      # # #